================================================================================


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)

                                GUCCI GROUP N.V.
                            (Name of Subject Company)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                        (Name of Filing Person--Offerors)

               COMMON SHARES, NOMINAL VALUE (EURO) 1.02 PER SHARE
                         (Title of Class of Securities)


                                    401566104
                      (CUSIP Number of Class of Securities)


                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     FRANCE
                             (011 33 1) 45 64 61 00
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   COPIES TO:

                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

|X|  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

|X|  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.


================================================================================

--------------------------------------------------------------------------------
  1   Name of Reporting Person:      I.R.S. Identification Nos. of above persons
                                     (entities only):

                 PINAULT-PRINTEMPS-REDOUTE S.A.

--------------------------------------------------------------------------------

  2   Check the Appropriate Box if a Member of a Group

                 (a) [ ]
                 (b) [X]
--------------------------------------------------------------------------------

  3   SEC Use Only:

--------------------------------------------------------------------------------
  4   Source of Funds (See Instructions):

                 OO
--------------------------------------------------------------------------------

  5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

  6   Citizenship or Place of Organization

                 France
--------------------------------------------------------------------------------
       Number of
         Shares               7      Sole Voting Power:
      Beneficially
        Owned By                          101,334,330
          Each
       Reporting
         Person
          With
                        --------------------------------------------------------

                              8      Shared Voting Power:

                                          -0-
                       ---------------------------------------------------------

                              9      Sole Dispositive Power:

                                          101,334,330
                       ---------------------------------------------------------

                             10      Shared Dispositive Power:

                                          -0-

--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                  101,334,330

-------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                  [ ]
--------------------------------------------------------------------------------


   13. Percent of Class Represented by Amount in Row (11):

                  98.38% (based upon 102,998,294 shares outstanding as of April 29, 2004 (excluding treasury shares))

--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions):

                  CO
--------------------------------------------------------------------------------

         This Amendment No. 9 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004, Amendment No. 2 filed on April 20, 2004, Amendment No. 3 filed on April 22, 2004, Amendment No. 4 filed on April 23, 2004, Amendment No. 5 filed on April 28, 2004, Amendment No. 6 filed on April 30, 2004, Amendment No. 7 filed on April 30, 2004 and Amendment No. 8 filed on May 3, 2004 (as amended, the "Schedule TO"), by Pinault-Printemps-Redoute S.A., a SOCIETE ANONYME with a management board and supervisory board and organized under the laws of the Republic of France ("PPR"). This Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value (euro) 1.02 per share (the "Shares"), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.      ADDITIONAL INFORMATION

         (1) Item 11 of the Schedule TO is hereby amended and supplemented by the following:

         "As of the end of the guaranteed delivery period, 680,546 Shares represented by notices of guaranteed delivery were validly tendered and purchased by PPR. The remaining 684,124 Shares represented by notice of guaranteed delivery were not delivered, in breach of the guaranteed delivery requirements. PPR is reserving its rights with respect to pursuing the acquisition of these Shares.

         In addition, in connection with the suspension order issued by the Italian securities regulator CONSOB, tenders representing a total of 202,331 Shares that were initially accepted in the Offer have been annulled following notice that such Shares were tendered in Italy by Italian residents.

         Taking into account the 18,619 Shares that have been tendered to PPR through May 4, 2004 during the subsequent offering period, PPR beneficially owns approximately 98.38% of the outstanding Shares, based on the aggregate of 102,998,294 Shares which Gucci has informed PPR are outstanding as of April 29, 2004 (excluding treasury shares)."

         (2) Item 11 of the Schedule TO is hereby further amended and supplemented by the following:

              "On April 30, 2004, Gucci, PPR and certain affiliates of Gucci entered into mutual non-disparagement and release agreements with each of Tom Ford, Domenico De Sole, Robert Singer and Brian Blake. Pursuant to these agreements, each of Mesrs. Ford, De Sole, Singer and Blake agreed to surrender for no monetary value all options exercisable into Shares and all other equity interests in Gucci then held by him (all other Shares having been tendered and all in the money exercisable options having been exercised and the underlying Shares tendered in the Offer). Gucci and PPR, on one hand, and each executive, on the other hand, also agreed not to make any public statements that are critical, derogatory or that may tend to injure the reputation or business of the other party. In addition, pursuant to the agreements, Gucci and PPR, on one hand, and each executive, on the other hand, generally released the other party from any claims against that other party arising in connection with the executive's employment with PPR, Gucci or certain of their affiliates. A form of the non-disparagement and release agreements is attached hereto as Exhibit
(d)(7) and is incorporated herein by reference. There were no compensatory payments for such agreements."

ITEM 12.      EXHIBITS.

     Item 12 is hereby amended and supplemented by adding thereto the following:


    "(d)(7)        Form of mutual non-disparagement and release agreement"

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         PINAULT-PRINTEMPS-REDOUTE S.A.


                         By:     /s/ Serge Weinberg
                            ----------------------------------------
                            Name:    Serge Weinberg
                            Title:   Chief Executive Officer


                            Date:  May 5, 2004

                                  EXHIBIT INDEX


    (d)(7)         Form of mutual non-disparagement and release agreement